Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

03045045

December 3, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

12/11

SEC MAIL PROCESSING RECEIVED DEC 08 2003 WASH. D.C. 155 SECTION

Man Group plc
2 December 2003

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 November 2003, the Net Asset Value of Athena Guaranteed Futures Ltd was US$70.64, down 1.90% from the previous month.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
2 December 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 1 December 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.72, up 2.36% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
25 November 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 24 November 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.22, down 1.85% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT

This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
18 November 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 17 November 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.62, down 2.26% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
11 November 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 10 November 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.12, up 1.28% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release

Man Group plc

25 November 2003

Acquisition of minority interest in BlueCrest

Man Group plc, a leading global provider of alternative investment products and solutions and futures broker, today announces that it has entered into an agreement to acquire 25 per cent. of BlueCrest Capital Management ("BlueCrest") from its principals for £105 million in cash and shares*. The consideration will comprise 4,959,210 new Ordinary Shares and cash of £33.3 million to be funded from existing resources. BlueCrest is an alternative asset manager focused on fixed income and currencies based in London with funds under management of US$3.1 billion. It has around 50 staff and is owned by the management. The core fund, BlueCrest Capital International Limited, is a fixed income arbitrage fund with US$2.4 billion under management and a compound annual return of around 16% since inception.

The acquisition of this interest in BlueCrest is part of Man's strategy to continue to access high quality managers with a material amount of additional capacity and as part of this transaction, Man will receive preferential access to available capacity from BlueCrest. BlueCrest has a strong brand name and an established track record and Man has been an investor in its core fund since inception, through RMF. The acquisition is expected to be earnings enhancing, before the amortisation of goodwill, in the first full financial year, to 31 March 2005. In the 12 months to 30 November 2003, the estimated share of profits to which Man would have been entitled for its 25% stake is £7.6 million before tax, of which £5.7 million is net management fee income. Given the rapid growth in BlueCrest's asset base and the current run-rate of earnings, management fees for the coming year are expected to be considerably higher.

Commenting on the acquisition, Stanley Fink, Chief Executive of Man Group plc said:

"BlueCrest will help us to accelerate our growth of asset management capacity whilst diversifying our product range. It is exciting to find a manager like BlueCrest which has critical mass as well as the potential to grow much further and this investment represents a significant opportunity for the two organisations to work together."

Mike Platt, founder of BlueCrest commented:

"The BlueCrest team is delighted to be linking up with the Man Group. This transaction demonstrates our commitment to building a first class alternative asset management group and we look forward to working closely together."

Merrill Lynch acted as financial adviser to Man, and Goldman Sachs International to BlueCrest, in connection with this transaction.

*The acquisition price for BlueCrest of £105 million is based on Man's closing share price on 24 November 2003.

Enquiries

Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin Financial 020 7606 1244
Paul Downes
Paul Lockstone
Vanessa Maydon

Notes to Editors

Terms of the Acquisition

Man has agreed to acquire a 25% interest in BlueCrest Capital Management Limited, BlueCrest Capital Management L.P., BlueCrest North America L.P., and BlueCrest North America II L.P., conditional inter alia upon Admission, for consideration of 4,959,210 new Ordinary Shares and cash of £33.3 million to be funded from existing resources. Completion of the transaction is subject to regulatory consents. At completion, the Vendors will enter into lock-up agreements whereby 50% of the shares received cannot be sold for one year from completion except with the consent of Man and/or Man's brokers. In addition, Man has granted to BlueCrest a put option over a further 5% interest in BlueCrest using a net management fee income formula capped at a maximum price of £30 million at any time during the three year period commencing two years after completion.

About BlueCrest

BlueCrest is an alternative asset manager focused on fixed income and currencies and makes wide use of the derivatives markets in order to implement its investment views. It is based in London with funds under management currently of $3.1 billion, making it one of Europe's largest alternative asset investment managers. Since its foundation in 2000, BlueCrest has been building an impressive track record, having won the Eurohedge Fund of the Year Award in 2001 in its class and a nomination for the same award in 2002. The core fund, BlueCrest Capital International Limited has funds under management of US$2.4 billion. It was launched in December 2000 and Man have been an investor since inception through RMF. The fund has a compound annual return of around 16% since inception. BlueCrest Strategic Limited targets higher risk and lower Sharpe ratio trades. It was launched at the beginning of July 2003 and has US$0.5 billion funds under management. The Blue Mountain Credit Alternatives Fund was launched on 1 November 2003 and will invest in structured credit as well as adopt credit arbitrage strategies. It has funds under management of US$0.3 billion and is managed out of a newly set-up New York office.

About Man Investments

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides innovative products and tailor-made solutions to private and institutional investors. Through its core investment managers – AHL, RMF, Glenwood and Man Global Strategies - Man has succeeded in developing leadership in hedge funds and has interests in other asset classes. In its core hedge fund asset class, Man offers funds of hedge funds, structured, style and single manager products. Its track record stretches back two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence and an extensive network of distribution partners. Further information on Man Investments can be found on www.maninvestments.com.

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,500 people in 15 countries, with key centres in London, Pfaffikon (Switzerland), Chicago, New York, Paris,

Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
Chase Nominees Ltd	18409	156,549
Chase Nominees Ltd	21359	58,825
Chase Nominees Ltd	20947	715,645
Bank of Ireland	BNX009IE	76,232
Chase Nominees Ltd		142,307
Chase Nominees Ltd	17011	4,987
Chase Nominees Ltd	16344	27,760
Chase Nominees Ltd	16345	39,508
Chase Nominees Ltd	16331	76,825
Chase Nominees Ltd	16341	65,315
Chase Nominees Ltd	16341	196,177
Chase Nominees Ltd	16338	20,651
Chase Nominees Ltd	16342	36,257
Chase Nominees Ltd	16400	2,882,472
BOSTON SAFE DEPOSIT AND TRUST	591668	54,289
CHASE MANHATTAN BANK	500227	1,273,736

CHASE MANHATTAN BANK	502872	431,271
CHASE MANHATTAN BANK	508068	118,576
CHASE MANHATTAN BANK	527191	926,285
CHASE MANHATTAN BANK	536747	235,487
CHASE MANHATTAN BANK	552942	139,356
Chase Manhattan Bank	585439	4,239
Chase Nominees Ltd	16376	153,598
CITIBANK, N.A. (United States)	597367	29,090
Clydesdale Nominees HGB0125	694516	415
INVESTORS BANK AND TRUST CO.	428169	24,640
INVESTORS BANK AND TRUST CO.	555879	5,162
INVESTORS BANK AND TRUST CO.	583293	166,216
INVESTORS BANK AND TRUST CO.	595966	111,523
INVESTORS BANK AND TRUST CO.	601744	4,254
INVESTORS BANK AND TRUST CO.	602182	40,800
INVESTORS BANK AND TRUST CO.	602244	25,100
INVESTORS BANK AND TRUST CO.	911140	7,731
JPMORGAN CHASE BANK	540186	65,990
JPMORGAN CHASE BANK	555465	49,977
JPMORGAN CHASE BANK	599123	8,091
JPMorgan Chase Bank	BTC034IE	3,644
JPMorgan Chase Bank	BTC045IE	31,574
JPMorgan Chase Bank	BTGF01IE	1,514
JPMorgan Chase Bank	BTGF04IE	25,422
JPMorgan Chase Bank	BTGF05IE	5,206
JPMorgan Chase Bank	BTGF07IE	6,349
JPMorgan Chase Bank	BTK001IE	33,257
JPMorgan Chase Bank	BTS004IE	30,165
JPMorgan Chase Bank	BTS005IE	5,386
JPMorgan Chase Bank	BTS011IE	11,827

JPMorgan Chase Bank	BTS015IE	6,458
JPMorgan Chase Bank	BTS024IE	3,044
JPMorgan Chase Bank	BTS028IE	122,823
JPMorgan Chase Bank	BTS033IE	2,740
JPMorgan Chase Bank	BTS037IE	2,562
Mellon	602100	47,158
Mitsubishi Trust International	BNN018IE	1,469
Mitsubishi Trust International	BNN024IE	809
Mitsubishi Trust International	BNN033IE	1,702
NORTHERN TRUST BANK - BGI SEPA	581610	94,017
NORTHERN TRUST BANK - BGI SEPA	584069	41,409
State Street	BNN032IE	2,185
State Street	BNX012IE	5,247
State Street	BNX019IE	6,610
STATE STREET BANK & TRUST - US	713101	260,659
Sumitomo TB	BNN029IE	1,024
Sumitomo TB	BNN031IE	1,704
Sumitomo TB	BNN036IE	1,245
The Northen Trust Co	602164	9,400
UBS Limited	583996	64,274
	Total	**9,206,219**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

10 November 2003

12. Total holding following this notification

9,206,219

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

10 November 2003